EXHIBIT 22.1
LIST OF GUARANTOR SUBSIDIARIES
The following subsidiary of Angel Oak Mortgage REIT, Inc. (the “Company”) was a guarantor of the Company’s 9.50% Senior Note Due 2029:

NAME OF GUARANTOR SUBSIDIARY	JURISDICTION OF INCORPORATION
Angel Oak Mortgage Operating Partnership, LP	Delaware